FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For May 15, 2023
Commission File Number: 001-10306

NatWest Group plc

RBS, Gogarburn, PO Box 1000
Edinburgh EH12 1HQ

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

   Form 20-F X                            Form 40-F ___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):_________

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):_________

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ___                          No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

The following information was issued as Company announcements in London, England and is furnished pursuant to General Instruction B to the General Instructions to Form 6-K:

NatWest Group plc

15 May 2023

Q1 2023 Pillar 3 Supplements

NatWest Group plc today announces the publication of the Q1 2023 Pillar 3 supplements for the following large subsidiaries -

NatWest Holdings Limited
NatWest Markets Plc
National Westminster Bank Plc
The Royal Bank of Scotland plc
Ulster Bank Ireland Designated Activity Company
The Royal Bank of Scotland International Limited
Coutts & Company

The Q1 2023 Pillar 3 Supplements are available on the NatWest Group plc website at
https://investors.natwestgroup.com/reports-archive

For further information, please contact

NatWest Group Investor Relations
Investor.relations@natwest.com
+44 207 672 1758

NatWest Group Press Office
+44 131 523 4205

LEI:
2138005O9XJIJN4JPN90 - NatWest Group plc
213800GDQMMREYFLQ454 - NatWest Holdings Limited
RR3QWICWWIPCS8A4S074 - NatWest Markets Plc
213800IBT39XQ9C4CP71 - National Westminster Bank Plc
549300WHU4EIHRP28H10 - The Royal Bank of Scotland plc
635400KQIMALJ4XLAD78 - Ulster Bank Ireland Designated Activity Company
21380078CCZSEEIIKA41 - The Royal Bank of Scotland International Limited
549300OLXJ4Y010LOT34 - Coutts & Company

Date: 15 May 2023

NATWEST GROUP plc (Registrant)

By: /s/ Jan Cargill

Name: Jan Cargill
Title: Chief Governance Officer and Company Secretary